

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2019

Daniel Chism
Chief Financial Officer
EZCORP INC
2500 Bee Cave Road
Rollingwood, TX 78746

>   **Re: EZCORP INC**
>   **Form 10-K for the Fiscal Year Ended September 30, 2018**
>   **Filed November 14, 2018**
>   **File No. 000-19424**

Dear Mr. Chism:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2018

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill and Other Intangible Assets, page 43

1.   We note your statement that your reporting units with goodwill are equivalent to your operating segments for fiscal 2018. We have the following comments:

*   Please tell us your operating segments as of September 30, 2018. If your operating segments changed during 2019, also tell us your operating segments as of June 30, 2019.

*   If you have aggregated any of your operating segments when determining your reportable segments, please revise the segment footnote in your financial statements to disclose that operating segments have been aggregated. See ASC 280-10-50-21(a).

Also tell us how you considered identifying your operating segments within this Critical Accounting Policy to provide your investors with greater insight into the estimates and judgments made by management when determining your reporting units.

- We note that you test goodwill for impairment annually during your fourth fiscal quarter and you recorded no goodwill impairment in fiscal 2018. Please tell us whether you performed a quantitative impairment test in fiscal 2018. If so, please tell us the percentage by which the fair value of each of your reporting units exceeded the carrying value of each such reporting unit as of the date of that test. If you only performed a qualitative assessment in fiscal 2018, please tell us how you considered the guidance in ASC 350-20-35-3C through 35-3G, and how those factors supported a conclusion that it was not more likely than not that the fair value of each reporting unit was less than its carrying value. Your response also should address how you considered the decline in your stock price during the last several months of fiscal 2018 which resulted in the book value of your shareholders' equity significantly exceeding the market capitalization of your company as of September 30, 2018. If you believe the market capitalization of your company was not representative of the fair value of your reporting units, please tell us why.

- We note the volatility of your stock price during fiscal 2019 and that as of June 30, 2019 the book value of your stockholders' equity continued to significantly exceed the market capitalization of your company. With reference to ASC 350-20-35-30, please tell us how you considered whether you should perform an interim test of impairment for your goodwill balances. If you believe the market capitalization of your company was not representative of the fair value of your reporting units as of June 30, 2019, please tell us why.

- Please tell us whether you have completed your annual goodwill impairment testing for fiscal 2019. If so, please tell us whether you only performed a qualitative assessment or whether you performed a quantitative assessment, and the results of such testing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Babula, Staff Accountant at (202) 551-3339, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Thompson, Branch Chief at (202) 551-3737, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products